-Press Release-

GALIL MEDICAL, AN ELRON SUBSIDIARY, AND AMERSHAM MERGE
UROLOGY THERAPY UNITS TO CREATE LEADER IN PROSTATE CANCER
DISEASE MANAGEMENT.

Tel Aviv, April 22, 2003 - Elron Electronic Industries Ltd. (NASDAQ:ELRN) today announced that Galil Medical Ltd. (“Galil Medical”), an Elron subsidiary, and Amersham (LSE, NYSE, OSE: AHM) announced today the signing of a definitive agreement to merge Amersham Health’s brachytherapy business with the urology business of Galil Medical. The new company will have a major global presence in the treatment of prostate cancer.

The combined sales of the contributed businesses in 2002 were approximately $90 million. Galil Medical will hold 25% of the new company. The transaction is subject to regulatory approvals and is expected to close by the end of July 2003.

Galil Medical has developed innovative third-generation Cryotherapy, a minimally invasive advanced hyper-cooling technology, that allows extremely fast, high-resolution and controlled destruction of cancerous tissue. Cryotherapy is a new and rapidly growing technology, increasingly used to treat advanced stages of prostate cancer or recurrent disease. It complements the brachytherapy in which Amersham is the market leader. Both minimally invasive techniques offer physicians and patients effective alternatives to prostatectomy surgery.

“Galil Medical’s cryotherapy technology offers the latest in prostate cancer treatment, and merging its urology business with Amersham Health’s brachytherapy business will offer more patients a broader choice of minimally invasive options to fight prostate cancer,” states Chen Barir, a board member of Elron and Chairman of Galil Medical.

Elron President and CEO, Doron Birger commented, “this is a significant step in building the value of Galil. The new company can become a world leader in Brachytherapy and Cryotherapy in the urological world. Galil plans to continue developing its Cryotherapy technology for application in other health care fields, including Women’s health and Cardiovascular fields.”

About Galil Medical

Galil Medical Ltd., with operations in the US, Europe and Israel, specializes in the development, manufacture and marketing of state-of-the-art, minimally invasive cryo medical devices and systems. Incorporating advanced hyper-cooling technology, the Galil Medical system allows extremely fast, high-resolution and controlled tissue ablation, including cancerous tissue. The company’s new SeedNetTM Gold System features patented ultra-thin 17 gauge CryoNeedles TM that are inserted through a template in a method similar to brachytherapy to provide the greatest level of control as it freezes cells. The major shareholders of Galil are RDC Rafael Development Corporation Ltd., Elron and Discount Investment Corporation Ltd (TASE: DISI). For more information, visit the Galil Medical Website at www.galilmedical.com.

About Amersham

Amersham is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company had annual sales of £1.62 billion in 2002 and has around 10,000 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively.

Amersham Health, Amersham’s leading global pharmaceutical provider of diagnostic and predictive imaging products and services, and the global leader in prostate brachytherapy is dedicated to providing healthcare professionals with products that expand and improve their diagnostic capabilities and contribute to the treatment of disease. Amersham Health is committed to finding innovative diagnostic and therapeutic solutions with a focus on cardiology, neurology and cancer.

For additional information, visit the Amersham plc web site at www.amersham.com or the Amersham Health Web site at www.amershamhealth.com

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and amorphous metals. For further information, visit http://www.elron.com

Contact:
Tal Raz	Marilena LaRosa
Elron Electronic Industries Ltd.	The Anne McBride Company
Tel. 972-3-6075555	Tel: 212-983-1702
raz@elron.net	mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.